Exhibit 99.D

Form of Letter from the Fund to Shareholders

in Connection with the Acceptance of Offers to Tender

Exhibit D

TRILOMA EIG ENERGY INCOME FUND - TERM I

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

January 25, 2017

Dear Shareholder:

Triloma EIG Energy Income Fund - Term I (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on November 28, 2016 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of December 31, 2016 (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

The Fund will make cash payments to Shareholders who have tendered Shares in accordance with applicable law. You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact shareholder services at 844-229-7674, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern Time.

Sincerely,

Triloma EIG Energy Income Fund - Term I

D-1